                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                                 GEHL COMPANY
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)


                                   368483103
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                              789 N. Water Street
                             Milwaukee,  WI  53202
                                 414-977-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 30, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 368483103                    13D
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      HEARTLAND ADVISORS, INC.
      #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      00 - FUNDS OF INVESTMENT ADVISORY CLIENTS
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      STATE OF WISCONSIN, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          50,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          330,400
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      330,400
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      6.1% (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IA
------------------------------------------------------------------------------

CUSIP No. 368483103                  13D
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM J. NASGOVITZ
      ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      PF - PERSONAL FUNDS OF REPORTING PERSON AND FAMILY MEMBERS
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          270,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      270,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      5.0% (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

This statement relates to shares of the common stock, $.10 par value per share, (the "Shares") of Gehl Company (the "Company"). The principal executive offices of the Company are located at 143 Water Street, West Bend, WI 53095.

Item 2.  Identity and Background.
         -----------------------

     (a) Name of Person Filing:       (1) Heartland Advisors, Inc.
         ---------------------
                                      (2) William J. Nasgovitz


     (b) Address of Principal Business Office:
         ------------------------------------
                 (1) 789 North Water Street         (2)  789 North Water Street
                     Milwaukee, WI  53202                Milwaukee, WI  53202

     (c) Citizenship:     Heartland Advisors is a Wisconsin corporation.
         -----------
                          William J. Nasgovitz - U.S.A

     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number:   368483103
         ------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.
         ---------------------------------------------------

The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 270,000 Shares, which were purchased for cash in the amount of $1,849,587, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

The Accounts own an aggregate of 60,400 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $757,270.16, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

William J. Nasgovitz, as a result of his position with and stock ownership of HAI, could be deemed to have voting and/or investment power over the 330,400 shares HAI beneficially owns. Of these 330,400 shares, 270,000 Shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.

Item 4.  Purpose of Transaction.
         ----------------------

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Persons are regularly engaged in providing investment advisory services and investing in equity and fixed income securities that they deem to be undervalued.

In the ordinary course of their business activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of their business activities, the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule D filing form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies and restructuring the company's capitalization or dividend policy.

Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional Shares of the Company's stock or dispose of all or a portion of the Shares.

On January 30, 2001, HAI's investment discretion over 50,000 shares of Gehl Company common stock was terminated. This termination combined with other sales of shares on November 3, 2000 reduced the total number of shares over which HAI has beneficial interest by more than 1.0% from the amount shown on the previous Amendment Number 1 filed October 18, 2000.

On February 8, 2001, HAI sent a letter addressed to Mr. William D. Gehl, Chairman, President and Chief Executive Officer of the Company, and to each member of the Board of Directors individually (a copy of which is attached hereto as Exhibit B and incorporated herein by reference). In its letter, HAI reiterated concerns previously expressed over management's failure to engage independent advisors to evaluate strategic alternatives to enhance shareholder value. The letter also expresses concern over what HAI views as the failure of Gehl Company management and the Board of Directors of Gehl Company to adequately consider shareholder interests in rejecting a recent outside offer to purchase the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review their position based upon further developments.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As investment adviser to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 330,400 Common Shares or 6.1% of the Class. To the best knowledge of HAI, none of the persons named in Exhibit C attached hereto other than Mr. Nasgovitz, beneficially owns any other Shares of the Company. Mr. Nasgovitz is or may be deemed the beneficial owner of 270,000 Shares or 5.0% of the Class.

         (b) HAI, as investment adviser to the Heartland Fund and the Accounts, has sole power to dispose of all 330,400 Shares held by the Heartland Fund and the Accounts. HAI, as investment adviser to the Accounts, has sole power to vote or direct the voting of 50,400 Shares held by the Accounts, and no power to vote or to direct the voting of 10,000 Shares, owned by the Accounts.

     HAI has no power to vote the 270,000 Shares held by the Heartland Fund. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Exhibit C hereto, other than Mr. Nasgovitz, has sole or shared power to dispose of or to vote Shares of the Company. Of the 270,000 Shares with respect to which Mr. Nasgovitz is or may be deemed to be beneficial owner, he has sole voting but no dispositive power with respect to 270,000 Shares and no Shares over which he has shared dispositive and no voting power.

     (c)  See Exhibit D

     (d) Since the Shares are held by the Heartland Fund and the Accounts, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. To the best knowledge of the Reporting Persons, no such account holds more than five percent of the outstanding Shares of the class on the date hereof.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares, and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------
Exhibit A       Joint Filing Agreement

Exhibit B       Letter Dated February 8, 2001 from William J. Nasgovitz,
                President and Chief Executive Officer of Heartland Advisors,
                Inc., and David C. Fondrie, Director, Equity Research to Mr.
                William D. Gehl, Chairman, President and Chief Executive Officer of Gehl Company, and to each member of the Board of Directors individually.

Exhibit C       Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D       Purchase and sale data

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 5, 2001

WILLIAM J. NASGOVITZ                          HEARTLAND ADVISORS, INC.

By: /s/ PAUL T. BESTE                         By: /s/ PAUL T. BESTE
    ------------------                            -----------------
    Paul T. Beste                                 Paul T. Beste
    As Attorney in Fact for                       Chief Operating Officer
    William J. Nasgovitz

                                   EXHIBIT A



                            Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Gehl Company at January 30, 2001.



WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
    -------------------------
        Paul T. Beste
        As Attorney in Fact for William J. Nasgovitz



HEARTLAND ADVISORS, INC.


By: /s/ PAUL T. BESTE
    ---------------------
        Paul T. Beste
        Chief Operating Officer

                                   EXHIBIT B


Mr. William Gehl                                                February 8, 2001
Chairman, President, and CEO
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

As you are aware, Heartland beneficially owns 330,400 shares of Gehl Company common stock. Over the past two plus years we have expressed concern with the market dynamics of the light construction equipment industry; concerns regarding the globalization of the industry, consolidation resulting in stronger players, increased competition in the skid loader market, the emergence of the rental market, and other issues. These issues are well documented and have been expressed by various analysts covering the construction equipment industry.

In a letter dated July 9, 1999, we expressed our belief that the responsibilities of the chairman should be segregated from those of the CEO. It was, and is, our belief that the turmoil in the industry demands an objective view of strategic alternatives available to the company unhindered by the interests of management that may not be aligned with shareholders. Most recently, in our letter dated October 10, 2000, we expressed our opinion that the company should engage independent advisors to evaluate strategic alternatives to enhance shareholder value.

In light of the above noted comments and concerns, we believe you will understand our dismay with the Board and the management's decision to summarily reject what appeared to be a legitimate offer for the purchase of the company at a substantial premium to its then market price. It is difficult to comprehend how the Board and management could have convened and given due consideration to an offer in a four hour period on a Friday evening before a Holiday. Were all Board members fully informed of the offer? Were any shareholders consulted? We certainly were not! What basis do you have to believe shareholders could realize better value with Gehl as an independent company? Time value of money is still an important investment concept, especially in a deteriorating economic environment where your industry dynamics have changed.

A Board is elected to represent shareholders, not management. Both the Board and management have a fiduciary responsibility to diligently and in good faith represent shareholders. It is difficult to understand how the apparent cursory review of the CIC Equity Partners, Ltd. (CIC) offer can be construed as adequately discharging your responsibilities to shareholders. Your capricious actions have resulted in a shareholder lawsuit that will require company funds to defend and could result in further losses to the company. It is time you exercise your responsibilties to all shareholders. We urge you to appoint a committee of independent directors to properly review the CIC proposal. We also reiterate our previous recommendation to engage professional advisors to assist the independent directors with respect to the proposed transaction and actions to return value to shareholders.


Respectfully,


William J. Nasgovitz            David C. Fondrie


Cc:  Gehl Company Board of Directors

                                   EXHIBIT C



                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                           HEARTLAND ADVISORS, INC.
                           (As of November 10, 2000)


Name                        Office
----                        ------

William J. Nasgovitz        President and Chief Executive Officer

Jilaine Hummel Bauer        Senior Vice President, Secretary and
                             General Counsel

Paul T. Beste               Chief Operating Officer

Kevin D. Clark              Senior Vice President - Trading

Kenneth J. Della            Senior Vice President and Treasurer

Eric J. Miller              Senior Vice President

Gerard M. Sandel            Senior Vice President

Philip J. Fiskow            Senior Vice President

Kevin R. Keuper             Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                 Heartland Fund
                                 --------------

-------------------------------------------------------------------------------
        Fund             Transaction      Shares       Price Per     Trade Date
                            Type                        Share
-------------------------------------------------------------------------------
No fund transactions
since October 16,
2000 Amend. No. 1
to 13D filing.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                           Heartland Private Accounts
                           --------------------------

--------------------------------------------------------------------------------
        Trade Date           Activity           Quantity in            Price
                                                  Shares
--------------------------------------------------------------------------------
         11/03/00              SELL               13,700               9.875
--------------------------------------------------------------------------------
         11/03/00              SELL               10,900               9.875
--------------------------------------------------------------------------------
         01/30/01          TRANSFER OUT           50,000                N/A
--------------------------------------------------------------------------------